SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Launch of Gollog EXPRESS

New line of services meets growing demand for express delivery services

São Paulo, April 9, 2009 – GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), Brazil’s low-cost airline, announces the launch of Gollog EXPRESS, a new line of products from Gollog, its air freight business unit. The services were developed to meet the growing demand for express shipping options, featuring door-to-door deliveries and scheduled delivery times.

With the launch of Gollog EXPRESS, Brazil’s major cities will now have access to the following express delivery offerings:

  Gollog EXPRESS: Offers delivery to the destination address by 6:00 p.m. the next day, with the option of special arrangements for corporate clients (Service is currently only available between major Brazilian cities served by GOL; for cities located in the inland regions, delivery times may vary). The service will launch on April 16 and the initial coverage area will gradually be expanded.

  Gollog DOC: This option is for customers shipping documents and other small packages weighing 250 grams or less. Secured by protective waterproof envelopes, deliveries will arrive in Brazil’s main cities by 6:00 p.m. the next day. The service will launch on April 16.

  Gollog PRÓXIMO VOO: Launched successfully in 2008, this service meets the needs of clients with greater urgency, providing delivery on the next available flight and allowing for pick-up at the destination airport within two hours of the flight’s arrival.

  Gollog DEZ HORAS: Delivers packages and documents to the destination address by 10:00 a.m. the next day in the main cities served by GOL. This service will launch in June 2009.

“Gollog EXPRESS will add considerable value to GOL’s freight transport business as the express delivery segment is experiencing strong growth in demand and profitability,” said Tarcísio Gargioni, GOL’s vice-president of marketing and services. “The new product line is part of GOL’s strategic plan to diversify revenue and is based on maximizing the profitability of its low-cost platform by offering highly competitive products tailored to each client profile.”

About Gollog

Gollog is the air freight business unit of GOL. In 2008, it registered 65,000 metric tons of cargo transported, up 15% from 56,500 metric tons the previous year. GOL’s ancillary revenue sources, which are primarily represented by the operations of Gollog, surged by 37.9% to R$516.1 million in 2008, from R$374.3 million in 2007. Gollog’s performance is the product of its low-cost and low-fare business model, its services customized to each client profile and its use of the largest air network in South America.

Gollog is supported by an exceptional logistics structure based on two own units in São Paulo state located at the Congonhas and Cumbica airports, as well as more than 60 franchise units across Brazil. It also has rail transport modes for deliveries and pick-ups that provide added mobilility and scope to GOL’s air network.

1 / 2

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations
GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost airline, offers nearly 800 daily flights to 49 destinations connecting the most important cities in Brazil and ten major destinations in South America. The Company operates a young, modern fleet of Boeing 737 Next Generation aircraft, the safest and most comfortable aircraft of its class that provides high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.

Ph.: +55 (11) 2128-4946
E-mail: ri@golnaweb.com.br
Webite: www.voegol.com.br/ir

Corporate Communication
Ph.: +55 (11) 2128-4413
comcorp@golnaweb.com.br

Media – Brazil
FSB Comunicações
Érica Arruda
Ph.: +55 (11) 2128-4420
This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disc losure documents and are, therefore subject to change without prior notice.

erica.arruda@fsb.com.br

Media – U.S. and Europe
Edelman
Meaghan Smith and Noelle Dean
Ph.: +1 (212) 704-8196 / 704-4484
meaghan.smith@edelman.com or
noelle.dean@edelman.com

2 / 2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2009

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.